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                              June 1, 2023

       Mark Walsh
       Chief Executive Officer
       Savers Value Village, Inc.
       11400 S.E. 6th Street, Suite 125
       Bellevue, WA 98004

                                                        Re: Savers Value
Village, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response dated May
25, 2023
                                                            File No. 333-261850

       Dear Mark Walsh:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2023 letter.

       Response dated May 25, 2023

       Use of Proceeds, page 75

   1. Please explain to us how you determined the amount of the net proceeds associated with increases/decreases in
each of the offering price and number of shares offered.
   2. You disclose on the bottom of page 75 you intend to invest the net proceeds of the offering that are
not used. It appears the amount of debt to be repaid is $296.1 million and the amount of net
proceeds is $259.0 million, so it appears there will not be any net proceeds available to
invest. Please advise and revise as appropriate.
 Mark Walsh
FirstName  LastNameMark
Savers Value  Village, Inc. Walsh
Comapany
June 1, 2023NameSavers Value Village, Inc.
June 1,
Page 2 2023 Page 2
FirstName LastName
Capitalization, page 77

3. Please reconcile for us in detail the change between actual and as adjusted cash and cash equivalents. In so doing, consider revising your disclosure to clarify how the change was determined.
4. You present here the actual and as adjusted issued and outstanding amounts of common stock are 141,735 and 160,485, respectively. Elsewhere in the filing amounts shown for these respective shares are 141,702(,634) and 160,452(,634). Please reconcile these amounts and revise throughout the filing as appropriate.
5. Please reconcile for us in detail the change between actual and as adjusted total stockholders' equity. In so doing, consider revising your disclosure to clarify how the change was determined.
Dilution, page 79

6. Please explain to us how you derived the as adjusted net tangible book deficit of $644.3 million.
Consolidated Statements of Stockholders' Equity, page F-5

7. Please clarify the number of shares of common stock at December 31, 2022 is consistent with the amount in the consolidated balance sheets at the same date. Also, verify the summation of the share amounts in the common stock column for fiscal 2022.
Condensed Consolidated Statements of Stockholders' (Deficit) Equity, page F-37

8. Please clarify the number of shares of common stock at December 31, 2022 and April 1,
         2023 is consistent with amounts presented elsewhere of the same dates. Also, verify the summation of the share amounts in the common stock column between these dates.
       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Christodoulos Kaoutzanis